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July 7, 2022	Daniel L. McAvoy (212) 413-2844 (917) 725-8511 Fax dmcavoy@polsinelli.com

VIA EDGAR

United States Security and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Fintor Assets, LLC Draft Offering Statement on Form 1-A Submitted October 13, 2021 CIK No. 0001874978

Ladies and Gentlemen:

On behalf of our client, Fintor Assets, LLC (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-captioned offering statement on Form 1-A (the “Offering Statement”). In connection with this letter, the Company is today filing Amendment No. 3 to the Offering Statement (the “Amendment”) via EDGAR.

For your convenience, each of the Staff’s comments included in its letter dated July 1, 2022 is reprinted below in italics, and is followed by the Company’s response.

Offering Statement on Form 1-A filed on July 21, 2022

Property Disposition Fee, page 31

1.	It remains unclear from your response to prior comment 1 how the 8% disposition fee was determined. Given the range of 5% to 8% discussed elsewhere, please explain clearly how you concluded the disposition fee should be 8% rather than 5%, for example, for the series #SWEET property.

RESPONSE: In the Amendment, additional explanation and disclosure has been added on pages 31, 39 and 46 regarding the specific factors and expenses that the manager expects will apply to the sale of any property and affect the amount of any “property disposition fee,” and the manager’s expectation regarding their application to the #SWEET property.

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July 7, 2022

If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-413-2844 or by email at dmcavoy@polsinelli.com.

Sincerely

/s/ Daniel L. McAvoy

Daniel L. McAvoy